Logan Sound, Inc.
                        1 Hunter Street East, Suite G100
                        Hamilton, Ontario, Canada L8N 3W1
                            Telephone: (905) 777-8002
                               Fax: (866) 278-9135

October 14, 2010

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention: J. Nolan McWilliams, Division of Corporate Finance

Dear Sirs:

Re: Logan Sound, Inc. - Registration Statement on Form S-1 (File No. 333-161869)

Further to our recent telephone conversation, we have revised our registration statement to include unaudited interim financial statements for the three-month period ended July 31, 2010.

Yours truly,


/s/ Ken Logan
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Ken Logan, President LOGAN SOUND, INC.